Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL - February 13, 2020

FORTIS INC. FILES 2019 YEAR-END DISCLOSURE DOCUMENTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today filed its audited Consolidated Financial Statements and related Management Discussion and Analysis for the year ended December 31, 2019, as well as its 2019 Annual Information Form, with Canadian securities regulatory authorities. The Corporation has also filed its Form 40-F for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission. Copies of these documents are available electronically at www.sedar.com (Canadian filings), www.sec.gov (U.S. filings) and the Corporation's website, www.fortisinc.com, or by emailing investorrelations@fortisinc.com.

The Proxy and Management Information Circular for the upcoming Annual Meeting of Shareholders are expected to be made available to shareholders in early April.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2019 revenue of $8.8 billion and total assets of approximately $53 billion as at December 31, 2019. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact

Investor Enquiries: Mr. James Goodridge Manager, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com